TC DRAFT: 10/11/04

MARCO INVESTMENT MANAGEMENT, LLC

300 Financial Center
3343 Peachtree Road, NE
Atlanta, GA 30326

To: Unified Series Trust
2960 North Meridian Street
Suite 300
Indianapolis, Indiana 46208

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Marco Targeted Equity Fund (the "Fund") pursuant to the Management Agreement approved by the Board of Trustees (the "Management Agreement").

Effective as of December 1, 2007 through March 31, 2009, we hereby agree to waive our fees and/or reimburse the Fund's operating expenses, but only to the extent necessary to maintain the Fund's net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses), at 1.50% of the average daily net assets of the Fund for that period. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

Marco Investment Management, LLC

By: ______________________
Steven S. Marco, Managing Member

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By: ______________________
Anthony J. Ghoston, President